Exhibit 17.1

November 14, 2007

Board of Directors
Heratsi Pharmaceuticals, Inc.
933 Mamaroneck Avenue
Suite 103
Mamaroneck, NY 10543

Re: Resignation from Board of Directors

To the Board of Directors:

Please be advised that I hereby resign as member of the Board of Directors of Heratsi Pharmaceuticals, Inc., effective immediately.

Very truly yours,

/s/ Anna Kazanchyan, M.D.

Anna Kazanchyan, M.D.